UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 14, 2007
Commission File Number 1-32591
_____________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	☐	No	☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	☐	No	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated May 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 14, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION SIGNS CONTRACTS TO BUILD
EIGHT NEW 8500 TEU VESSELS

- Twelve-Year Charters Arranged with COSCON -

CONFERENCE CALL AND WEBCAST SCHEDULED
TO DISCUSS TRANSACTION

Hong Kong, China, May 14, 2007 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has signed contracts to build eight 8500 TEU vessels at Hyundai Heavy Industries Co., Ltd. (“HHI”) in South Korea. The eight newbuilding vessels are scheduled to be delivered between the fourth quarter of 2009 and the fourth quarter of 2010. The total delivered cost is expected to be approximately $132.5 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it simultaneously entered into twelve-year charter agreements for each of these eight vessels with Cosco Container Lines (Hong Kong) Co., Ltd., an affiliate of Cosco Container Lines Co., Ltd. (“Coscon”) of China, at a rate of $42,900 per vessel per day. The charterer will have three consecutive one year options to charter each of the ships for $43,400 per vessel per day after the twelve year firm charter periods.

Coscon is one of the largest container shipping companies in the world.

-more-

Each new vessel is expected to contribute between $13.2 million and $13.6 million in incremental EBITDA per annum upon delivery. For this purpose, EBITDA shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees. This should result in an increase in distributable cash when the vessels are delivered and operating.

“We began working with Coscon last year when we purchased two 3500 TEU vessels for 12 year charter to this major Chinese liner operator and we are very pleased to expand the relationship at this time by adding another eight vessels that will cost approximately $1 billion,” said Gerry Wang, Chief Executive Officer of Seaspan. “The acquisition of these new ships will bring our total fleet to 55 vessels and add over $100 million in annual EBITDA once all eight vessels are delivered and operating. We believe this investment demonstrates the power of our business model to finance large scale vessel acquisitions to meet the needs of the top operators in the liner industry.”

Seaspan Management Services Limited will supervise the construction of the new vessels and operate the ships for Seaspan at an estimated fixed rate of $6,000 per day through 2011.

The company will use a combination of proceeds received from its recent equity offering, a drawing under its recently amended and restated $1.3 billion loan facility and cash from operations to fund the down payments for these vessels. Permanent financing for subsequent installments will be arranged in the coming months.

Seaspan plans to host a conference call for all shareholders and interested parties on Tuesday, May 15, 2007 at 11:00 a.m. ET to discuss the transaction.

Conference Call and Webcast Information:

Date of Conference Call:	Tuesday, May 15, 2007
Scheduled Time:	11:00 a.m. ET / 10:00 a.m. CT / 9:00 a.m. MT / 8:00 a.m. PT
Participant Toll Free Dial In #:	1-800-378-6780
International Dial In #:	1-913-643-4208

To access the live webcast of the conference call, go to www.seaspancorp.com and click on “Investor Relations” then “Events Calendar” for the link. The webcast will be archived on the site for one year.

A replay of the conference call will also be available from 2:00 p.m. ET on May 15, 2007 through to 11:59 p.m. ET on May 29, 2007. The replay telephone numbers are: 1-888-203-1112 or 1-719-457-0820 and the replay passcode is: 1561964.

-more-

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 55 containerships consists of 26 existing containerships and 29 to be delivered over approximately the next 3.5 years. The 29 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11.0 years in duration from delivery. Seaspan’s operating fleet of 26 vessels has an average age of approximately five years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of seven of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, Coscon, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW”.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry;

-more-

changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

-end-